Larry Spirgel
Assistant Director
Office of Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

February 9, 2017

Re:
iConsumer Corp.

Offering Statement on Form 1-A POS

File No. 024-10480

Dear Mr. Spirgel:

On behalf of our client, iConsumer Corp., we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on February 13, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Sara Hanks

Sara Hanks
Managing Partner
KHLK LLP

cc: Robert N. Grosshandler
iConsumer Corp.